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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 2020

Commission File Number: 001-37925

GDS Holdings Limited
(Registrant's name)

F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People's Republic of China
(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

                Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INCORPORATION BY REFERENCE

        Exhibit 99.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of GDS Holdings Limited (File No. 333-222659), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

        Exhibit 23.1—Consent of Shanghai iResearch Co., Ltd.

        Exhibit 99.1—GDS Holdings Limited Supplemental and Updated Disclosures

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited
Date: October 19, 2020	By:	/s/ WILLIAM WEI HUANG
	Name:	William Wei Huang
	Title:	Chief Executive Officer

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INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURES